UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Smilelove LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Utah

       Date of organization
       May 10, 2017

Physical address of issuer
2160 E 4500 S Suite 4 Holladay, Utah 84117

Website of issuer
https://smilelove.com

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$860,683	$111,002
Cash & Cash Equivalents	$773,458	$56,455
Accounts Receivable	$52,547	$31,413
Short-term Debt	$804,883	$135,386
Long-term Debt	$647,128	$0
Revenues/Sales	$1,131,388	$101,306
Cost of Goods Sold	$554,016	$58,284
Taxes Paid	$0	$0
Net Income	-$605,444	-$24,384

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2019

Smilelove LLC



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Smilelove LLC is a Utah Limited Liability Company, formed on May 10, 2017.

The Company is located at 2160 E 4500 S Suite 4 Holladay, Utah 84117.

The Company's website is https://smilelove.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of May 1, 2019, and the report may be found on the company's website at https://smilelove.com/investors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements or changes in regulations could result in expenses and/or in diversion of management attention from the operations of the business.

The Company's success is dependent on consumer adoption of direct-to-consumer aligners, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. This market is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of direct-to-consumer aligners that the Company has experienced in the past will continue in the future.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company does not have an employment contract in place with David Frazier or Spencer Grider, the Managers. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if David or Spencer were to leave Smilelove, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

The Company forecasts for projected growth are aggressive. If its assumptions are incorrect and it fails to meet projections, Company viability may be jeopardized. wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate/expand payroll, further develop increase R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has had transactions with related parties. During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought

against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's founders have a salary that is high relative to the stage of the Company's business. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue. We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We may not be successful in obtaining patents. Our success depends significantly on our ability to obtain, and protect our proprietary rights to the technologies used in our services. We will file a provisional patent application for our unique retail kiosk in November 2018. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 100% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Utah law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Smilelove is an up and coming online dental product sales company. Founded in Aug 2017. Observed expanding interest for clear aligners among millennials that tend to have higher disposable incomes and among 40-somethings that may have missed out on braces in their younger years (or failed to wear a retainer post-treatment) and were

looking for cosmetic improvement in their appearance, most importantly, their smile. To date, the Co-Founders have funded this business with their own capital. We see room for massive growth in the US and abroad based on ease of use, lower price point and immediate cosmetic benefits.

Business Plan

We provide clear aligners direct to consumer by providing them an at-home impression mold. Then they send it back to us, and we create clear aligners to straighten their teeth. We also charge for a whitening and retainer subscription Our goal is to use this capital to broaden the acceptance and availability of our product via several strategies: i) increased marketing spend across expanded channels to grow the market, lower our customer acquisition costs and increase our conversion; ii) draw in consumers via access to branded Smilelove kiosks at one or more regional and national retail partners; iii) access international markets via partnership agreements with locally funded and native speaking partners; and iv) sign up Dental Service Organizations (DSO's) as scan/referral partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Clear aligners	Direct-to-consumer clear aligners for fixing malocclusion	Elective dental products

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are typically 20-45 years old and are interested in correcting malocclusion

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
87928435	SMILELOVE	10/4/17	5/19/18	USA

Litigation

None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
David Frazier	Manager (August 2017 - Present)	VP Finance at Lendio (June 2015 - July 2017)
Spencer Grider	Manager (August 2017 - Present)	Senior UX Designer at Lendio and Backcountry (August 2012 - March 2017)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Proportionate Shares*	100%	Yes	100%	
Crowd Notes**	$739,625.25***	N/A	N/A	See below

*The term "Proportionate Share" shall refer to the percentage interest of each Member in capital, income, gain, loss, deductions, or credits of the Company, as provided in Article 3 of the Company's Operating Agreement. The Company has not yet issued units.

**The Crowd Notes will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $9,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to Major Investors (as defined in the Crowd Note) on conversion.

***Such amount represents a total of $704,405 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, in addition to a Crowd Note in the amount of $35,220.25 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

The Company has the following debt outstanding:

In 2018, the Company entered into a merchant cash advance with Shopify Capital. The Company was advanced $105,000 by Shopify to purchase $117,600 of future revenue. Shopify will receive 17% of daily sales revenue, payable every 60 days, until the full purchased amount is received.

Ownership

A majority of the Company is owned by a few individuals. Those individuals are David Frazier and Spencer Grider.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Frazier	50% Proportionate Shares	50%
Spencer Grider	50% Proportionate Shares	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Smilelove LLC ("the Company") is a limited liability company organized on May 10, 2017 under the laws of the State of Utah, and is headquartered in Salt Lake City, Utah. The Company is creating a cost-effective process for straightening customers' teeth through the use of clear aligners sent through the mail. The Company has developed a cheaper way for customers to straighten their teeth without visiting a dentist.

Liquidity and Capital Resources

We have approximately $773,458 in cash on hand as of December 31, 2018 which will used to execute our business strategy.

The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company issued convertible notes in the form of Crowd Notes in a combined offering under Regulation CF and 506(c) of Regulation D. The offering period was from September 24, 2018 to November 16, 2018. A total of $704,405 in Crowd Notes were issued, in addition to a Crowd Note in the amount of $35,220.25 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering. Proceeds were used for general expenses, to ramp current ads, new hires, Kiosk test, and for ad space on Dave Ramsey's radio show. .

Classes of Securities of the Company

Proportionate Shares

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2018, the Company executed a financing agreement with a member for cash proceeds of $40,000. The agreement carries an interest rate of 5% per annum and is due 24 months from execution.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid / sell or transfer of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
   1. To the Company that sold the Securities
   2. To an accredited investor
   3. As part of an Offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless/ Notwithstanding the foregoinog, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors have previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the ongoing reporting requirements of §227.202. However, the company is 1 days late on filing the 2018 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Frazier
(Signature)

David Frazier
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Frazier
(Signature)

David Frazier
(Name)

Manager
(Title)

May 1, 2019
(Date)

/s/Spencer Grider
(Signature)

Spencer Grider
(Name)

Manager
(Title)

May 1, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SMILE LOVE, LLC

FINANCIAL STATEMENTS

December 31, 2018

C O N T E N T S



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Smile Love, LLC
Holladay, Utah

We have reviewed the accompanying financial statements of Smile Love, LLC (the Company), which comprise the balance sheet as of December 31, 2018, and the related statement of operations and members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

WSRP, LLC

Salt Lake City, Utah
March 27, 2019

SMILE LOVE, LLC
BALANCE SHEET
December 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	773,458
Trade receivables		
Trade accounts		73,572
Less allowance for doubtful accounts		(6,107)
		67,465
Inventories		17,832
Prepaid expenses		228
TOTAL CURRENT ASSETS		858,983
DEPOSIT		1,700
TOTAL ASSETS		860,683

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable		181,641
Accrued expenses		25,383
Other current liabilities		597,859
TOTAL CURRENT LIABILITIES		804,883
CONVERTIBLE LONG-TERM NOTES, NET OF DEBT ISSUANCE COSTS		647,128
MEMBERS' EQUITY (DEFICIT)		(591,328)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	860,683

The accompanying notes are an integral part of the financial statements.

SMILE LOVE, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
Year ended December 31, 2018

INCOME		
Sales		$ 1,131,388
Cost of goods sold		554,016
	GROSS PROFIT	577,372
EXPENSES		
General and administrative		1,187,206
	OPERATING LOSS	(609,834)
OTHER INCOME (EXPENSE)		
Interest income		11,696
Interest expense		(26,881)
Royalty and software fee income		19,575
		4,390
	NET LOSS	(605,444)
MEMBERS' EQUITY (DEFICIT)		
Balance - beginning of year		(24,384)
Member contributions		47,000
Redemption of member interest		(8,500)
Balance - end of year		$ (591,328)

The accompanying notes are an integral part of the financial statements.

SMILE LOVE, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(605,444)
Adjustments to reconcile net loss to		
net cash flows from operating activities:		
Bad debts		16,495
Accrued interest		2,935
Amortization of debt issuance costs		2,618
Changes in operating assets and liabilities:		
Accounts receivable		(52,547)
Prepaid expenses		6,972
Inventories		(3,598)
Accounts payable		118,984
Accrued expenses		25,390
Unearned revenues		495,016
Net cash flows from operating activities		6,821
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in line of credit		30,107
Debt issuance costs		(62,830)
Proceeds on convertible long-term notes		704,405
Member contributions		47,000
Redemption of member interest		(8,500)
Net cash flows from financing activities		710,182
NET INCREASE IN CASH AND CASH EQUIVALENTS		717,003
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		56,455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	773,458
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$	27,198

The accompanying notes are an integral part of the financial statements.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business Activity
Smile Love, LLC ("the Company") is a limited liability company organized on May 10, 2017 under the laws of the State of Utah, and is headquartered in Salt Lake City, Utah. The Company is creating a cost-effective process for straightening customers teeth through the use of clear aligners sent through the mail. The Company has developed a cheaper way for customers to straighten their teeth without visiting a dentist.

Accounting Principles
The Company's accounting policies conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

Trade Accounts Receivable
Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Concentrations of Credit Risk
The Company's financial instruments that may be exposed to concentrations of credit risk consist primarily of temporary cash investments.

The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

Inventories consist of raw materials for impression kits. Inventories are stated at the lower of cost or market value and is accounted for using the first-in-first-out method ("FIFO"), The Company analyzes inventory for slow moving or obsolete items and records an impairment and obsolescence reserve against inventory as deemed necessary. As of December 31, 2018, there were no such impairments.

Debt issuance costs

Debt issuance costs are amortized over the expected term of the associated liability using the straight line method which approximates the effective interest method.

Deferred Revenue

Deferred revenue consists of cash received from customers for the prepayment of impression kits and aligners to be delivered by the Company. Revenue from these purchases are recognized upon delivery of the aligners to the customers.

Income Taxes

The Company has elected to be taxed as a partnership under the Internal Revenue Code and, accordingly, no provision for income taxes has been included in these financial statements.

Members' Equity

The operating agreement provides for realized profits and losses to be allocated pro rata according to the respective capital account balances. The members are not personally liable for any obligations of the Company and have no obligation to make contributions to the Company in excess of their respective capital commitments as specified in the operating agreement.

Revenue Recognition

The Company recognizes revenue on sales of its aligners only when all of the following criteria have been met: Persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee for the arrangement is fixed or determinable; and collectability is reasonably assured. The Company recognizes revenue primarily through two payment options: (1) prepaid plan or (2) monthly plan. Under the prepaid plan the customer pays the full amount of the impression kit and aligners up front, which is then recorded as deferred revenue until delivery of both the impression kit and the aligners, at which time revenue is recognized. Under the monthly plan, revenue is recognized, and recorded as receivable, upon delivery of impression kit and aligners and the customer makes equal monthly payments over either 12, 18, or 24-month periods. Returns are recognized on the date the returned inventory is received by the Company.

Royalties and software fees are recognized when the Company has the right to receive payment based on the underlying contractual obligation. Royalty income is presented net of allowances.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and Handling Costs
Shipping and handling expenses for products shipped to customers are included in cost of goods sold.

Advertising and Promotion
All costs associated with advertising and promoting the Company's goods and services are expensed in the year incurred. Advertising expense totaled $765,439 for the year ended December 31, 2018.

Recently Issued Accounting Standards
In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States when it becomes effective. The new standard is effective for fiscal years beginning after December 15, 2018. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires a lessee to recognize substantially all leases (whether operating or finance leases) on the balance sheet as a right-of-use asset and an associated lease liability. Short-term leases of 12 months or less are excluded from this amendment. For leases defined as finance leases under the new standard, the lessee subsequently recognizes interest expense and amortization of the right of use asset, similar to accounting for capital leases under current guidance. For leases defined as operating leases under the new standard, the lessee subsequently recognizes straight-line lease expense over the life of the lease. The guidance is to be applied using a modified retrospective transition method with the option to elect a package of practical expedients. This new standard is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted. The adoption of this ASU will result in an increase to the Company's balance sheet for lease liabilities and right-of-use assets, which has not yet been quantified. The Company is evaluating the impact of this ASU on its financial statements and related disclosures.

Risks and Uncertainties
The Company currently utilizes a single third-party manufacturer for design, molding, and manufacturing of the Company's primary product. The loss of this manufacturer could have significant adverse effect on the Company's operations. The Company is currently entertaining offers from other third-party manufacturers, however, no manufacturing agreement has been executed as of the report date.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Subsequent Events
Management of the Company has evaluated subsequent events through March 27, 2019, which is also the date the financial statements were available to be issued. No subsequent events were noted during this evaluation that require recognition or disclosure in these financial statements.

NOTE 2 -   OTHER CURRENT LIABILITIES
Other current liabilities are as follows:

Bank line of credit payable	$	30,107
Deferred revenue		567,745
Sales tax payable		7
	$	597,859

The Company has an unsecured line of credit that has a maximum borrowing amount of $50,000. The line of credit bears interest at 3.42% above the bank's prime rate (8.42% at December 31, 2018). The line of credit renews automatically and is due on demand.

NOTE 3 -   CONVERTIBLE LONG-TERM NOTES
During 2018, the Company raised debt (Crowd Notes) in the amount of $704,405 which accrues interest at 5% annually, compounded quarterly. As of December 31, 2018, $2,935 of accrued interest was included in the balance. Principal and interest are due on the maturity date of December 2020. As of December 31, 2018, total unamortized debt issuance costs in the amount of $60,212 were included as a reduction in the balance of the Crowd Note.

The Crowd Notes convert to member units in the following circumstances: a) If a "corporate transaction" (such as the sale of the Company) occurs prior to a qualified equity financing which is a preferred stock financing raising of not less than $1,000,000). b) Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing. c) If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes will convert with a discount of 20% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap, if the conversion takes place after the qualified equity financing; if conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $9,000,000 valuation cap.

NOTE 3 - CONVERTIBLE LONG-TERM NOTES(CONTINUED)

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Note accrues an annual interest rate of 5%, compounded quarterly. The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

NOTE 4 - OPERATING LEASES

The Company leases office space under a month-to-month operating lease. Total rent expense for the year ended December 31, 2018 was $33,947.

I, David Frazier, certify that the financial statements of Smilelove LLC included in this Form are true and complete in all material respects.

David Frazier

04 / 30 / 2019